MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 9, 2013

Patrick Scott

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   MainStay VP Funds Trust (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 68 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on March 15, 2013, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on February 8, 2013, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register Initial Class and Service Class shares of MainStay VP Marketfield Portfolio (“Portfolio”), a new series of the Registrant. On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: Please revise the Registrant’s Item 9 disclosure to provide a more detailed explanation of the Portfolio’s Principal Strategies and Risks described under Item 4. In addition, if the Registrant intends to include the Portfolio’s non-principal strategies and risks in this section, please clarify which strategies and risks are principal and which are more ancillary in nature.

Response: The Registrant has reviewed the Item 9 disclosure in light of your comment. The Registrant believes that the Item 9 disclosure adequately describes how the Portfolio intends to achieve its investment objective. Moreover, because the disclosure with respect to the Portfolio will be incorporated in a prospectus and SAI that include disclosure concerning other series of the Registrant, certain strategies and risks may be considered non-principal for some portfolios, but not for others depending on the portfolio. In this regard, the Registrant discloses that “[s]ome Portfolios and Underlying Portfolios/Funds may use the investments/strategies discussed below more than other Portfolios and Underlying Portfolios/Funds.” For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 2: Please include information responsive to Item 10(a)(1)(ii) of Form N-1A.

Response: With respect to the information responsive to Item 10(a)(1)(ii) of Form N-1A, the Registrant notes that the Portfolio is a new fund. In this regard, because the Portfolio has not operated for a full fiscal year, the Registrant will disclose the investment adviser’s fee as a percentage of average net assets, including any breakpoints. The Registrant notes that fee schedules for the subadvisor will be disclosed in the SAI.

Comment 3: In the section entitled “The Fund and its Management,” under the subsection “Who Manages Your Money,” please consider making it more clear that Marketfield Asset Management LLC is the subadvisor to the Portfolio.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 4: Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act. See IC-28617 (February 9, 2010).

Response: The Registrant is aware of it obligation to file Interactive (XBRL) Data for the Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 business days of the effective date of a post-effective amendment to its registration statement filed pursuant to Rule 485(b) under the Securities Act.

Comment 5: In the section entitled “Principal Risks,” please consider compressing the “Short Selling Risk” disclosure.

Response: The Registrant has considered whether the “Short Selling Risk” disclosure could be compressed significantly without adversely affecting the completeness or clarity of the disclosure. The Registrant has concluded, however, that the disclosure adequately summarizes the principal risks of engaging in short selling. For this reason, the Registrant respectfully declines to make the proposed change.

Comment 6: In the section entitled “Principal Risks,” please consider whether “Tax Risk” is an appropriate principal risks for a contract holder in a variable product fund.

Response: The Registrant has revised the “Tax Risk” disclosure, to only disclose that the Portfolio’s investments and investment strategies, including transactions in options and futures contracts, may be subject to special and complex federal income tax provisions, the effect of which may be to produce income that will not qualify as good income under the gross income requirements that must be met for the Portfolio to qualify as a regulated investment company (a “RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Comment 7: Confirm that the Portfolio will not trade under a ticker symbol.

Response: The Registrant confirms that neither Initial nor Service Class shares of the Portfolio will trade under a ticker symbol.

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The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer
Sander M. Bieber, Dechert LLP

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